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                          February 10, 2021

       Petros Pappas
       Chief Executive Officer
       Star Bulk Carriers Corp.
       c/o Star Bulk Management Inc.
       40 Agiou Konstantinou Str. Maroussi 15124
       Athens, Greece

                                                        Re: Star Bulk Carriers
Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed February 5,
2021
                                                            File No. 333-252808

       Dear Mr. Pappas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Keith J. Billotti